Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Bank of the Ozarks, Inc. for the registration of 75,000 shares of fixed rate cumulative perpetual preferred stock, warrant to purchase 379,811 shares of common stock, and underlying shares of common stock and to the incorporation by reference therein of our report dated March 9, 2006, with respect to the consolidated statements of income, stockholders’ equity, and cash flows of Bank of the Ozarks, Inc. as of December 31, 2005, included in the 2007 Annual Report (Form 10-K) of Bank of the Ozarks, Inc. for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

January 7, 2009